================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of November

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  November 30, 2005

     FUTUREMEDIA SUBSIDIARY OPEN TRAINING ANNOUNCES E-LEARNING CONTRACTS
                               WITH LERNIA AND OMX

    BRIGHTON, England and STOCKHOLM, Sweden, Nov. 30 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and managed benefits services provider, announced today that its Swedish subsidiary, Open Training, has won contracts with Lernia and OMX in Sweden.

    Under the contracts Open Training will develop Lernia's flexible learning offering and develop e-learning courses for OMX. As part of its agreement with OMX, Open Training has been selected as a partner in OMX's interactive learning initiatives. OMX will utilize Open Training's LMS Learngate and its authoring tool LearnLab to develop its courses. In addition, Open Training will provide consulting services to support OMX during the implementation process.

    Peter Lindqvist, Business Area Manager and Project Manager for Lernia's distance learning program, said, "We chose Open Training because of their proven ability in working with large organizations and vast experience in flexible learning. We turned to them for strategic advice on how to best develop and implement the concept of flexible learning in our own organization as well as to provide support in project specifications, prioritization and coordination. Open Training is very knowledgeable in all of these areas and will be a great asset to our company."

    Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "I am delighted that the team at Open Training continues to pitch and win new business in what is a competitive e-learning marketplace. Their continued success will make a positive contribution to our bottom line, and I congratulate the team on their ongoing successes."

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             11/30/2005
    /CONTACT: US: Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK: Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

                                        3